United States securities and exchange commission logo





                               January 13, 2022

       Steven Huffman
       Chief Executive Officer
       Reddit, Inc.
       1455 Market Street, Suite 1600
       San Francisco, California 94103

                                                        Re: Reddit, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
16, 2021
                                                            CIK No. 0001713445

       Dear Mr. Huffman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted December 16, 2021

       Prospectus Summary
       Overview, page 2

   1. You state here that in September 2021 you had more than 500 million visitors. Please revise to define the
term visitor, including clarification of whether multiple visits from the same visitor are
excluded and an explanation of how this term compares to and contrasts with your daily average
unique (DAUq) metric. Additionally, define DAUq upon its first use.
 Steven Huffman
FirstName
Reddit, Inc.LastNameSteven Huffman
Comapany
January  13,NameReddit,
             2022       Inc.
January
Page 2 13, 2022 Page 2
FirstName LastName
2. To provide context for your assertions throughout the prospectus that you are in the early stages of your monetization efforts, discuss in more detail your recent efforts to accelerate the monetization of your platform, and why management determined to do so at this point in time.
3. We note that you disclose Adjusted EBITDA along with your GAAP net loss. Please provide a cross-reference to the reconciliation of Adjusted EBITDA to GAAP net loss located elsewhere in the filing. Similarly, provide a cross-reference in the disclosure on page 108.
Our Growth Strategy, page 10

4. In order to provide context regarding your planned expansion of your advertising offerings, explain how management balances the interests of facilitating a user-friendly experience with plans to further monetize the platform through increased advertising.
Summary Consolidated Financial Data, page 18

5. Refer to your reconciliation of Net income (loss) to Adjusted EBITDA on page 21. Please expand the disclosure to include a note explaining the basis for your belief that it is appropriate to exclude Other (income) expense, net from Adjusted EBITDA. Please also revise the reconciliation in Selected Consolidated Financial Data on page 83 and MD&A on page 97 accordingly.
6. We note that you have excluded Cryptocurrency impairment from Adjusted EBITDA in your reconciliation to GAAP Net income (loss) on page 21 and the disclosure states that you excluded these charges because they are non-cash and are not directly correlated to the underlying performance of your business operations. Please remove this adjustment from your calculation of Adjusted EBITDA here and throughout the document, as it may be misleading in that it excludes a normal, recurring expense. Refer to Item 10(e)(1)(i)(C)
         of Regulation S-K, Rule 100 of Regulation G and C&DI Question 100.01 for guidance.
7. We note that tender offer payments that were deemed to be compensation were excluded from Non-GAAP Adjusted Free Cash Flow. You do not intend to conduct tender offers to repurchase your common stock as a public company and do not expect to have adjustments to Free Cash Flow in future periods after this Offering. We also note that the
         Tender Offer is reported as a financing activity for the acquisition of treasury stock on the statements of cash flows. It appears that the adjustment of Free Cash Flow for a financing transaction may result in a substitute individually tailored measure. Please tell us the basis for your belief that it is appropriate to adjust Free Cash Flow for a financing activity, regardless of the non-recurring nature of the tender offer. Please address the guidance in
         CD&I Question 100.04 and Rule 100(b) of Regulation G in your response. Steven Huffman
FirstName
Reddit, Inc.LastNameSteven Huffman
Comapany
January  13,NameReddit,
             2022       Inc.
January
Page 3 13, 2022 Page 3
FirstName LastName
Risk Factors
We generate substantially all of our revenue from advertising..., page 28

8. You disclose that you generate substantially all of your revenue from third parties advertising on your platform and that a substantial portion is derived from a small number of advertisers. Revise to specify the percentage of your revenue generated from third parties advertising on your platform. Additionally, provide quantitative context to your statement that a substantial portion of your revenue is derived from a small number of advertisers.
We hold cryptocurrencies..., page 59

9. We note that you hold bitcoin and ethereum. Please revise to disclose whether you currently hold or intend to hold in the future digital assets other than bitcoin and ethereum. Please also provide a description of your policies and procedures with respect to respect to acquiring and holding digital assets and the process and framework by which you determine whether any digital assets that you may hold or acquire are securities as defined in Section 2(a)(1) of the Securities Act. In regards to the latter, please discuss the specific risks inherent in your policy and framework for the determining that digital assets you currently hold or may acquire are not securities, including any limitations of the policy and framework, and that any such determination is a risk-based judgment by the company and not a legal standard or determination binding on any regulatory body.
Our certificate of incorporation and bylaws currently provide..., page 67

10. You disclose that the federal district courts of the United States will be the sole and exclusive forum for causes of action arising under the Securities Act. Please note that
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, please revise to state that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
11. Revise to include a distinct header for your disclosure on page 68 of the risks related to future issuances of your Class C common stock.
Market and Industry Data, page 72

12. You state that investors should assume that data in the filing is derived from sources for which you paid for, sponsored or conducted. Revise to identify the sources of data for which you have paid for, sponsored or conducted. To the extent you have commissioned third-party information for use in connection with this offering, please file a consent from the third party as required by Securities Act Rule 436.
 Steven Huffman
FirstName
Reddit, Inc.LastNameSteven Huffman
Comapany
January  13,NameReddit,
             2022       Inc.
January
Page 4 13, 2022 Page 4
FirstName LastName
13. You state that you have not independently verified certain third-party data. As this statement may imply an inappropriate disclaimer of responsibility with respect to the third-party information described in your prospectus, including information derived from survey and research reports commissioned by you, please remove this statement.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
85

14. In a risk factor on page 28, you state that your advertising revenue could be adversely affected by your inability to effectively monetize logged-out users. To the extent there are currently material differences in your ability to monetize logged-in versus logged-out users, please revise to provide a quantified discussion.
Key Financial and Operating Metrics, page 85

15. Please tell us whether management uses any registered user or logged-in user metrics to manage the business, such as metrics that measure the activity of these users, your ability to convert users without accounts or logged-out users into logged-in users or the percentage of revenue generated by advertisements served to logged-in users. If so, please revise to include a quantified discussion of such metrics.
Trends in User Metrics, page 85

16. On page 86, you state that you have been prohibited from providing ads where a page is hosted using Google's Accelerated Mobile Page (AMP) framework. In order to provide additional context for this statement, please revise to:

                discuss when this prohibition began and explain how and when a user accesses a page hosted using Google's AMP framework;
                clarify whether you are able to generate any advertising revenue from users who access pages hosted on the Google AMP framework; and
                clarify whether the prohibition on ads has materially impacted your business, and if so, provide a quantified discussion of this impact.

         Additionally, we note that you are in the process of rolling out an internally-developed mobile web platform to replace pages hosted using AMP. Please revise to also provide more context for this statement, including an expected timeline for this rollout and a discussion of any material, remaining developmental steps or costs.
17. On page 87, you state that direct visitors often start their experience in a personalized feed with advertising and dive into post pages with conversation page ads. Please revise to clarify whether direct visitors that are not logged in to a registered account start their experience in a personalized feed, or whether the above statement only applies to direct visitors that are logged in to a registered account.
 Steven Huffman
FirstName
Reddit, Inc.LastNameSteven Huffman
Comapany
January  13,NameReddit,
             2022       Inc.
January
Page 5 13, 2022 Page 5
FirstName LastName
Trends in Monetization Metrics, page 88

18. Refer to the risk factor disclosure on page 33 which states that moderators can also band together and, for various reasons, decide to shut down the normal operation of their communities in a manner that degrades the experiences of all Redditors in the affected communities. Please expand the discussion of trends in metrics to include the impact of your moderators in this regard on your metrics, if material.
Certain Relationships and Related-Party Transactions, page 154

19. Please file your subleases with Advance Magazine Publishers Inc. and your voluntary conversion agreement with entities affiliated with Fidelity as exhibits or advise. See Item
         601(b)(10) of Regulation S-K.
20. Disclose the business rationale for conducting the May 2019 and April 2021 tender offers. Additionally, disclose the aggregate dollar amount of securities sold by each of your executive officers and directors in the April 2021 tender offer. Refer to Item
         404(a)(4) of Regulation S-K.
Note 2. Basis of Presentation and Significant Accounting Policies
Other revenue, page F-9

21. Refer to your description of Snoovatars on page 122, and awards that can be purchased through the purchase of Reddit Coins on page 123. Please expand your accounting policy for revenue recognition to include these revenue streams and the discussion of MD&A on pages 91 and 92 accordingly.
General and Administrative Expenses, page F-10

22. We note on pages 21 and 83 that Cryptocurrency impairment is included in general and administrative expenses. Please expand the accounting policy for General and
         Administrative Expenses on page F-10 to include cryptocurrency impairment and expand the discussion of General and Administrative Expenses in MD&A accordingly.
Investment in Cryptocurrency, page F-13

23. Please also expand your accounting policy for Investment in Cryptocurrency to explain in greater detail of the costs assigned to cryptocurrency transactions on a first-in, first-out basis and tell us whether there is any material difference between this policy and a specific identification policy for transaction costs.
Note 9. Goodwill and Intangible Assets
Cryptocurrency, page F-25

24. We note on you have invested some of your excess cash reserves in bitcoin and ethereum.
         Please disclose the source of the fair value per unit of
cryptocurrency used to present the
 Steven Huffman
FirstName
Reddit, Inc.LastNameSteven Huffman
Comapany
January  13,NameReddit,
             2022       Inc.
January
Page 6 13, 2022 Page 6
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         market value of your investment in cryptocurrency at the reporting period end.
Note 12. Stock-Based Compensation, page F-29

25. Please provide us with a breakdown of all stock options and restricted stock awards granted during 2021 or after and include the fair value of the underlying common stock at the date of such grants. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.
26. Refer to your MD&A discussion of Common Stock Valuations on page 104 in which you refer to third-party valuations of your common stock in February, April and September of
         2021. We note on page F-25 that you issued Series E Preferred Stock in February 2021 at an original issue price of $42.47 per share and that you issued Series F and F-1 Preferred
         Stock in September 2021 at an original issue price of $61.79 per share. Please expand the disclosure of the Tender Offer and Secondary sales on pages F-34 and F-39 to explain the methodology used to determine the excess of the fair value of the shares of common stock in March, April, June and November of 2021 and supplementally provide us with an analysis that supports your computation of stock-based compensation expense.
Note 15. Commitments and Contingencies
Other Commitments, page F-37

27. Refer to your collaboration agreement with Ethereum Foundation. Please expand the disclosure to include a description of the nature and purpose of the collaborative agreement, your rights and obligations under the collaborative agreement, the accounting policy for collaborative agreements in accordance with ASC Topic 235, and the income statement classification and amounts attributable to transactions arising from the collaborative arrangement between participants for each period an income statement is presented pursuant to ASC 808-10-50-1.
General

28. The letter from your co-founder indicates that you are working on a project "to evolve the future of digital ownership via the blockchain" and that you are collaborating with the
         Ethereum Foundation. Please revise to provide a materially complete description of this project in the prospectus.
29. With respect to the Community Points project discussed on your website, please revise to:

                provide a materially complete description of the project, including a description of the controls and procedures that implement the restrictions referenced in Section 1.3 of the Community Points terms of use, available at www.redditinc.com/policies/previews-terms. In this regard, clarify whether these
 Steven Huffman
Reddit, Inc.
January 13, 2022
Page 7
           restrictions are programmed into the smart contract;

             clarify whether an individual subreddit may customize the terms of use applicable to the Community Points that it uses; and

             clarify whether there is a difference in how a moderator may use Community Points versus a non-moderator user.
30. Recent articles in the press have noted that you are building a non-fungible token (NFT)
      platform. Please provide a materially complete description of the proposed NFT platform, including its current stage of development. Additionally, we note that you have offered and sold your own NFTs known as CryptoSnoos. Please clarify whether you receive the proceeds from the sale of these NFTs.
31. We note that the letter from your co-founder contains an invitation to users and moderators "who have contributed significantly to Reddit" to purchase shares in this offering. Supplementally provide us with additional detail about this plan. If you intend to set up a directed share program, so state. Additionally, given your risk factor disclosure that individual investors could constitute a larger proportion of investors participating in this offering than is typical for an initial public offering, which could result in a volatile trading price, please disclose the number of shares you expect to set aside for Reddit users and moderators.
32. Please provide us with supplemental copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section
      5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                             Sincerely,
FirstName LastNameSteven Huffman
                                                             Division of
Corporation Finance
Comapany NameReddit, Inc.
                                                             Office of
Technology
January 13, 2022 Page 7
cc:       Sarah Axtell, Esq.
FirstName LastName